United States
                        Securities and Exchange Commission
                            Washington, D.C.  20549


                                SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                                ANTENNA PRODUCTS INC.
                                   (Name of Issuer)


                                 COMMON STOCK
                       (Title of Class of Securities)

                                 127107 20 9
                               (CUSIP Number)


Judelle W. Havener, 101 S.E. 25th Ave., Mineral Wells, Texas 76067
(940) 325-3301(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)


                              June 5, 2000
         (Date of Event which Requires Filing of this Statement)

Item 1.  Security and Issuer

Antenna Products, Inc., a Delaware corporation is located at 1209 Orange Street, Wilmington, Delaware 19801. As of June 5, 2000 there were 2,135,728 outstanding shares of Antenna Product Inc. common stock, par value $0.01, which is the only class of common stock of Antenna Products, Inc.

Item 2.  Identify and Background

Judelle W. Havener is the spouse of Gary W. Havener who is one (1) of five Directors, President, and Chief Executive Officer of Antenna Products,
Inc.; Sole Director of Antenna Products Corporation, Thirco, Inc., API Acquisition Corp. and President of Sinan Corp. Mrs. Havener's business address is 405 W. Loop 820 South, Ft. Worth, Texas 76108. During the last five years, Mrs. Havener has not been convicted of any criminal proceedings nor has she been party to any civil proceedings of a judicial or administrative body of competent jurisdiction. Mrs. Havener has not been subjected to any judgments, decrees or final orders prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mrs. Havener is a United States Citizen.

Item 3.  Source and Amount of Funds or Other Consideration

On June 5, 2000, Judelle W. Havener, jointly with her spouse, Gary W. Havener, purchased 100,000 shares of Antenna Products, Inc. common stock for the purchase price of $179,000. These shares were purchased with their joint personal funds.

Item 4.  Purpose of Transaction

The purchase of stock by Gary W. and Judelle W. Havener was for personal investment purposes only.

Item 5.  Interest in Securities of the Issuer

Security Ownership

                              						       		           	Sole		  Sole
                  			  Shares Owned Directly		Percent of	Voting		Dispositive
Name of Owner		        or Indirectly        		Ownership 	Power		  Power

Judelle W. Havener		           1,000             0.0%   1,000	 1,000
Gary W. & Judelle W. Havener	259,320			         12.1%
				                         260,320			         12.1%		 1,000		1,000

Item 6. Contracts, Arrangements, Understanding, or Relationships with Respect to Securities of the Issuer

None.



Item 7.  Material to Be Filed as Exhibits

None.



Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




								________    ____________________
          Date							Judelle W. Havener